Via Facsimile and U.S. Mail
Mail Stop 4720

October 9, 2009

William F. Fawcett
General Counsel
Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11 Bermuda

Re: Flagstone Reinsurance Holdings Limited
**   Form 10-K for Fiscal Year Ended December 31, 2008**
**   Filed March 13, 2009**
**   DEF 14A Filed April 14, 2009**
**   File No. 001-33364**

Dear Mr. Fawcett:

        We have reviewed your September 11, 2009 response to our July 24, 2009 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. As requested in our letter of July 24, 2009, in connection with responding to our comment, please provide, in your response letter, a statement from the company acknowledging that:

    * the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEF 14A

Compensation Discussion and Analysis

Annual Cash Bonuses, page 10

2. We note your response that the goals are not limited to the goals identified in your draft response. Please expand the discussion to disclose all the short-term and long-term goals that were set for each named executive officer for use in determining their annual cash bonuses. If you believe that disclosure of these goals would cause competitive harm, please provide a detailed analysis demonstrating how the disclosure of these objectives would cause competitive harm. Please refer to Instruction 4 to Item 402(b) of Regulation S-K for guidance. Please note that your analysis should identify and discuss these goals. You may want to consider requesting confidential treatment pursuant to Rule 83 for the portions of your response letter that contain confidential information.

*   *   *   *

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551- 3675 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant